                        1934 Act Registration No. 1-15128

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                              Dated August 19, 2003

                           For the month of July 2003

                       United Microelectronics Corporation

                 (Translation of Registrant's Name into English)

                              No. 3 Li Hsin Road II

                          Science-Based Industrial Park

                             Hsinchu, Taiwan, R.O.C.

                     (Address of Principal Executive Office)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                 Form 20-F [X]                  Form 40-F [_]

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                 Yes [_]                        No [X]

          (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        United Microelectronics Corporation

Date:    8/19/2003                      By     /s/   Stan Hung
         ---------                         ------------------------------------
                                           Stan Hung
                                           Chief Financial Officer

                                     Exhibit

Exhibit           Description

99.1 Announcement on July 17, 2003: UMC Selected by TrendChip for Manufacturing of Taiwan's First Turnkey ADSL Residential Solution

99.2 Announcement on July 21, 2003: To announce related materials on disposal of MediaTek Incorporation securities

99.3        Announcement on July 21, 2003: UMCi Continues Equipment Move-in at
            300mm Fab

99.4 Announcement on July 23, 2003: To announce related materials on disposal of MediaTek Incorporation securities

99.5 Announcement on July 25, 2003: To announce related materials on disposal of MediaTek Incorporation securities

99.6 Announcement on July 30, 2003: UMC announced its unconsolidated operating results for the second quarter of 2003

99.7 Announcement on August 5, 2003: ZyDAS Aligns with UMC for Production of 802.11b Compliant IC

99.8 Announcement on August 6, 2003: UMC and Infineon Announce Success and Optimization of their Technology and Manufacturing Partnership

99.9        Announcement on August 8, 2003: July sales

99.10 Announcement on August 15, 2003: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

99.11 Announcement on August 18, 2003: Correction to Foreign investment in UMC shareholding information

                                                                    Exhibit 99.1

UMC Selected by TrendChip for Manufacturing of Taiwan's First Turnkey ADSL Residential Solution

1.Date of occurrence of the event: 2003/07/16

2.Cause of occurrence: Hsinchu, Taiwan, July 16, 2003 - TrendChip Technologies Corporation and UMC, a world leading semiconductor foundry (NYSE: UMC), today announced that TrendChip's WireExpress ADSL chipset, the first product in its xDSL family, is being manufactured in volume on UMC's 0.18 micron CMOS process technology. UMC is producing the digital portion of the SoC (system on chip) solution, which features a network processor and a Discrete Multi-Tone (DMT) digital signal processor (DSP). The dual-chip solution, composed of TrendChip's TC3160 ADSL processor and Silicon Laboratories' Si3101 highly-integrated analog front end (AFE), is designed to address the cost and performance requirements of the ADSL customer premise equipment (CPE) market.

3.Countermeasures: none

4.Any other matters that need to be specified: none

                                                                    Exhibit 99.2

To announce related materials on disposal of MediaTek Incorporation securities

1.Name of the securities: common shares of MediaTek Incorporation

2.Trading date:2003/01/16~2003/07/21

3.Trading volume, unit price, and total monetary amount of the transaction: trading volume:1,320,000 shares; average unit price:$351.46 NTD; total amount:
$463,922,000 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities):
$437,575,510 NTD

5.Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges):cumulative volume: 59,386,040 shares; amount: 1,185,312,902 NTD; percentage of holdings:12.90%; status of restriction of rights: no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets:20.59% ; ratio of shareholder's equity:27.91%; the operational capital as shown in the most recent financial statement:$55,720,170 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal: financing operation

9.Do the directors have any objections to the present transaction?: none

10.Any other matters that need to be specified: none

                                                                    Exhibit 99.3

UMCi Continues Equipment Move-in at 300mm Fab

1.Date of occurrence of the event:2003/07/21

2.Cause of occurrence: Singapore, July 21, 2003 -- UMCi, the Singapore-based 300mm fab affiliate of world-leading semiconductor foundry UMC (NYSE: UMC), today announced the second phase of equipment move-in for its 300mm production facility. At its last board meeting, UMCi approved installation of front-end-of-line (FEOL) equipment to complement the existing back-end copper equipment. The existing equipment is already producing 300mm wafers with yields and defect densities that rival those of UMC's other 300mm facility, Fab 12A in Tainan, Taiwan. Cumulative investment in UMCi will reach $500 million by the end of 2003, with capacity reaching 10,000 300mm wafers per month and investment totaling $1.2 billion by the end of 2004. UMCi, a state-of-the-art 90-nanometer 300mm facility, will feature an advanced automation scheme and single wafer processing approach for greatly enhanced manufacturing efficiency. It is UMC's second 300mm fab, after the company's Fab 12A, and has just entered volume production for customer products. Recently, UMCi reached a significant milestone with the production of its first several back-end copper processing lots. Significantly, the wafers demonstrated impressive good die yields, equivalent to those being achieved currently at UMC's other 300mm facility in Taiwan. Full installation of front-end-of-line (FEOL) equipment is expected by January of next year.

3.Countermeasures: none

4.Any other matters that need to be specified: none

                                                                    Exhibit 99.4

To announce related materials on disposal of MediaTek Incorporation securities

1.Name of the securities: common shares of MediaTek Incorporation

2.Trading date: 2003/07/22~2003/07/23

3.Trading volume, unit price, and total monetary amount of the transaction: trading volume:980,000 shares; average unit price:$373.61 NTD; total amount:
$366,139,000 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities):
$346,578,736 NTD

5.Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges):cumulative volume: 58,406,040 shares; amount: 1,165,752,638 NTD; percentage of holdings:12.68%; status of restriction of rights: no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets:20.54%; ratio of shareholder's equity:27.84%; the operational capital as shown in the most recent financial statement:$55,720,170 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal: financing operation

9.Do the directors have any objections to the present transaction?: none

10.Any other matters that need to be specified: none

                                                                    Exhibit 99.5

To announce related materials on disposal of MediaTek Incorporation securities

1.Name of the securities: common shares of MediaTek Incorporation

2.Trading date: 2003/07/24~2003/07/25

3.Trading volume, unit price, and total monetary amount of the transaction: trading volume:960,000 shares; average unit price:$405.48 NTD; total amount:
$389,257,000 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities):
$370,095,925 NTD

5.Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges):cumulative volume: 57,446,040 shares; amount: 1,146,591,563 NTD; percentage of holdings: 12.48%; status of restriction of rights: no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets:20.50%; ratio of shareholder's equity:27.79%; the operational capital as shown in the most recent financial statement:$55,720,170 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal: financing operation

9.Do the directors have any objections to the present transaction?: none

10.Any other matters that need to be specified: none

                                                                    Exhibit 99.6

UMC announced its unconsolidated operating results for the second quarter of
2003

1.Date of the investor/press conference: 2003/07/30

2.Location of the investor/press conference: B3 Yong Le Room, The Westin Taipei,133 Nanking East Road, Sec. 3, Taipei

3.Financial and business related information: United Microelectronics Corporation (NYSE: UMC; TSE: 2303) ("UMC" or "the Company") today announced its unconsolidated operating results for the second quarter of 2003. Quarter-over-quarter revenue increased by 21.3 % to NT$21.71 billion. Revenue for 2Q03 was NT$21,706 million, representing a 16.8% YoY increase from NT$18580 million in 2Q02, and a 21.3% QoQ increase from NT$17,898 million in 1Q03. For 2Q03, the gross profit was NT$4,983 million, and net income was NT$2,687 million. EPS was NT$0.18. Wafer shipments were 550 thousand 8-inch equivalent wafers (excluding UMCJ and UMCi), and utilization rate was 85%, which exceeded previously released guidance. The blended average selling price (ASP) for the second quarter declined 1% compared with 1Q03. The percentage of revenue from 0.18-micron and below technologies in the second quarter was 38%.

Due to new customer wins in the PC segment, we are pleased to report a more than 20% growth in revenue and a 255% increase in operating income compared with the previous quarter. We also exited the second quarter with significant momentum in our technology development efforts, establishing UMC as the leader in the delivery of next-generation 90-nm technology, and making further progress in high-yield production for customer products using 0.13-micron technology on 300-mm wafers," UMC CEO Dr. Jackson Hu said. "In the third quarter we expect demand to slow, particularly for handset components, due to high inventory levels caused by the recent SARS outbreak. The slowdown should be short and we are expecting demand to quickly return to normal levels. In the second half of the year we are expecting demand for our 0.13-micron technology to improve and we also expect the economies of scale associated with our 300mm production facilities to result in reduced costs." Jackson continued. "By continuously enhancing our customer-oriented services, and pioneering manufacturing technologies, we will strengthen our position as one of the world's most competitive semiconductor technology companies."

4.Any other matters that need to be specified: None

                                                                    Exhibit 99.7

ZyDAS Aligns with UMC for Production of 802.11b Compliant IC

1.Date of occurrence of the event:2003/08/05

2.Cause of occurrence: HSINCHU, Taiwan, August 5, 2003 - ZyDAS, a fabless IC design house that focuses on emerging communications technologies and UMC, a world leading semiconductor foundry (NYSE: UMC), today announced that UMC is manufacturing ZyDAS' newly released ZD1202, an 802.11b fully compliant single-chip medium access controller (MAC) and baseband processor (BBP), on its 0.18-micron mixed-signal process technology. The chip is designed to meet users' high throughput, low-power and high-security requirements. "A major challenge in today's wireless local area networks (WLANs) is how to handle the multipath impairment of wireless communication," noted Norman Hung, president of ZyDAS Technology. "ZyDAS has invented a multipath decoding technology that can realize the full advantage of 802.11b's complimentary code keying (CCK) even in the presence of severe multipath distortion. As a result of this invention, ZD1202 can enlarge the coverage area of 802.11b and work in environments where other 802.11b products would fail. Yet, the fabrication of this technology would not be possible without the assistance of a truly supportive semiconductor foundry. UMC has played an instrumental role in our success as it delivers leading process technology with the design support services to ensure high yields and first-silicon success."

John Hsuan, vice chairman of UMC, said, "The wireless market continues to be a high-growth area. As a result, UMC is committed to helping ensure that our customers are delivering products throughout the 802.11 market space that are truly competitive. We are pleased to partner with ZyDAS for the success of their ZD 1202, which underscores the positive results that UMC has seen through its partnership strategy. We look forward to cooperating with ZyDAS for their future wireless products."

ZyDAS's ZD1202 low-power chip consumes less than 5 ma or 16 mw in standby mode. It can also turn off its external oscillator and use a slower crystal in standby mode to save an additional 31 mw of oscillator power. To address the security concerns in wireless communication, the ZD1202 has been built to meet the latest WLAN security specifications, including Wired Equivalent Privacy (WEP), Temporal Key Integrity Protocol (TKIP), and WiFi Protected Access (WPA). Also, the ZD1202 has an "in-house" 16.5 Mbps mode that can substitute the 11 Mbps mode of 802.11b without sacrificing its coverage area or transmission distance. The 16.5 Mbps mode works seamlessly with other 802.11b products and is turned on automatically when the ZD1202 detects that it is communicating with another ZD1202.

3.Countermeasures: none

4.Any other matters that need to be specified: none

                                                                    Exhibit 99.8

UMC and Infineon Announce Success and Optimization of their Technology and Manufacturing Partnership

1.Date of occurrence of the event: 2003/08/06

2.Cause of occurrence: HSINCHU, Taiwan, and MUNICH, Germany, August 6, 2003 - UMC (NYSE:UMC) and Infineon Technologies AG (Infineon) (NYSE:IFX), today announced success in their 90nm development program with the delivery of functional complex circuitry utilizing the industry's most advanced production technology. This milestone confirms that this technology is ready to move to production later this year. The companies also announced the success of their 300-mm joint engineering efforts with the achievement of high-yield pilot production for a 130nm SoC IC targeted at mobile applications and incorporating sensitive analog/mixed mode circuitry. Despite the challenges of 300-mm production, these chips are currently being produced at UMC fabs at yield levels that equal or surpass those attained by similar products on mainstream 200-mm wafers.

Dr. Andreas von Zitzewitz, chief operating officer (COO) at Infineon, said "While Infineon was one of the very first companies to demonstrate the economical advantages of high-volume manufacturing of DRAMS on 300-mm wafers, we have now managed to attain a similar milestone for complex SoC ICs with analog and mixed-mode functionality, in close cooperation with our technology and manufacturing partner UMC. We are very pleased with this joint success.

It clearly demonstrates the power of real partnerships to enhance progress in leading-edge silicon technology production." Dr. Jackson Hu, CEO of UMC, explained, "We are very excited about the progress that we have made working with Infineon to achieve working 90nm silicon and to reach high-yielding production for 0.13um SOCs on state-of-the -art 300-mm wafers. This validates the success of UMC's partnership approach, and our ability to work closely with key customers to develop processes that enable them to meet their time-to-silicon and time-to-volume requirements. We intend to continue our partnership programs based on technology developed by UMC and optimized to achieve the goals of our many customers." Having achieved the primary objectives of their joint development program, UMC and Infineon plan to continue their cooperation on process development through joint engineering efforts in specific advanced technologies needed for IFX product success.

In this context and to better meet Infineon's requirements as a foundry partner, the companies also agreed that UMC would buy back Infineon's equity share in UMCi Pte Ltd. UMCi is the Singapore manufacturing venture formed in April 2001 by Infineon, UMC, and Singapore's Economic Development Board investment arm (EDBI). EDBI will retain its equity position in UMCi. This move will allow Infineon and UMC to concentrate on their broader manufacturing partnership, and give Infineon a more flexible manufacturing approach that includes access to all of UMC's wafer fabs. The parties anticipate large volume production to ramp up initially at UMC's Taiwan facilities, and later at UMCi, as its production capacity comes on line. UMCi is currently on track with its equipment installation as announced earlier this year.

3.Countermeasures: none

4.Any other matters that need to be specified: none

                                                                    Exhibit 99.9

                       United Microelectronics Corporation

                                 August 8, 2003

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2003

1) Sales volume (NT$ Thousand)

-----------------------------------------------------------------------------------------------------------
      Period              Items               2003               2002            Changes           %
-----------------------------------------------------------------------------------------------------------
July               Invoice amount              6,931,165        6,850,341            80,824        1.18%
-----------------------------------------------------------------------------------------------------------
Jan -Jul           Invoice amount             48,272,340       40,787,367         7,484,973       18.35%
-----------------------------------------------------------------------------------------------------------
July               Net sales                   7,010,969        6,724,827           286,142        4.26%
-----------------------------------------------------------------------------------------------------------
Jan -Jul           Net sales                  46,615,121       37,464,155         9,150,966       24.43%
-----------------------------------------------------------------------------------------------------------

2) Funds lent to other parties (NT$ Thousand)

-------------------------------------------------------------------------------------------------------
                                       Balance as of period end
-------------------------------------------------------------------------------------------------------
                                  This Month              Last Month             Limit of lending
-------------------------------------------------------------------------------------------------------
UMC                                           0                       0                 30,949,691
-------------------------------------------------------------------------------------------------------
UMC's subsidiaries                       30,631                  30,810                  1,940,958
-------------------------------------------------------------------------------------------------------

3) Endorsements and guarantees (NT$ Thousand)

-------------------------------------------------------------------------------------------------------
                          Change in This Month    Balance as of period end    Limit of endorsements
-------------------------------------------------------------------------------------------------------
UMC                                           0                         0                 61,899,383
-------------------------------------------------------------------------------------------------------
UMC's subsidiaries                            0                         0                          0
-------------------------------------------------------------------------------------------------------
UMC endorses for subsidiaries                                           0                          0
-------------------------------------------------------------------------------------------------------
UMC's subsidiaries endorse for UMC                                      0                          0
-------------------------------------------------------------------------------------------------------
UMC endorses for PRC companies                                          0                          0
-------------------------------------------------------------------------------------------------------
UMC's subsidiaries endorse for PRC companies                            0                          0
-------------------------------------------------------------------------------------------------------

4) Financial derivatives transactions

a-1   Hedging purpose (for assets/liabilities denominated in foreign currencies)

-------------------------------------------------------------------------------------------------------
Underlying assets / liabilities                                                                    N/A
-------------------------------------------------------------------------------------------------------
Financial instruments
-------------------------------------------------------------------------------------------------------
Realized profit (loss)
-------------------------------------------------------------------------------------------------------
a-2   Hedging purpose (for the position of floating rate liabilities)
-------------------------------------------------------------------------------------------------------
Underlying assets / liabilities                                                                    N/A
-------------------------------------------------------------------------------------------------------
Financial instruments
-------------------------------------------------------------------------------------------------------
Realized profit (loss)
-------------------------------------------------------------------------------------------------------

b     Trading purpose : None

                                                                   Exhibit 99.10

                       United Microelectronics Corporation
                          For the month of July, 2003

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation ("UMC") (NYSE : UMC)
2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of July, 2003

1) The trading of directors, supervisors, executive officers and 10% shareholders

-------------------------------------------------------------------------------------------------------------------
     Title              Name         Number of shares held  Number of shares   Number of shares       Changes
                                     when elected (for      held as of         held as of
                                     Directors,             June 30, 2003      July 31, 2003
                                     Supervisors and
                                     Executive Officers)
                                     or as May 30, 2001
-------------------------------------------------------------------------------------------------------------------
      CMO            Chris Chi*                                      3,277,640          3,216,464      (189,000)
-------------------------------------------------------------------------------------------------------------------
   President        Fu-Tai Liou**                                    5,492,301          5,619,735       (90,000)
-------------------------------------------------------------------------------------------------------------------

*received 127,824 shares of stock dividend in July, 2003
**received 217,434 shares of stock dividend in July, 2003

2) The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

-------------------------------------------------------------------------------------------------------------------
     Title                           Name                     Number of       Number of             Changes
                                                              shares pledge   shares pledge
                                                              as of           as of
                                                              June 30, 2003   July 31, 2003
-------------------------------------------------------------------------------------------------------------------
      N/a                            N/a
-------------------------------------------------------------------------------------------------------------------

3) The acquisition assets (NT$ Thousand)

--------------------------------------------------------------------------------------------------
                 Description of assets                         July               Jan - Jul
--------------------------------------------------------------------------------------------------
Semiconductor Manufacturing Equipment                               484,805             3,797,345
--------------------------------------------------------------------------------------------------
Fixed assets                                                             41                38,475
--------------------------------------------------------------------------------------------------

4) The disposition of assets (NT$ Thousand)

--------------------------------------------------------------------------------------------------
                 Description of assets                         July               Jan - Jul
--------------------------------------------------------------------------------------------------
Semiconductor Manufacturing Equipment                                27,347             1,020,619
--------------------------------------------------------------------------------------------------
Fixed assets                                                          9,240                27,523
--------------------------------------------------------------------------------------------------

                                                                   Exhibit 99.11

Correction to Foreign investment in UMC shareholding information

1.Date of occurrence of the event: 2003/08/18

2.Cause of occurrence: Sinopac Securities, UMC's common stock's transfer agent has erroneously reported such information and we are now making this correction.

3.Countermeasures: The correct information is being disclosed on Taiwan Stock Exchange's Market Observation Post System.

4.Any other matters that need to be specified: none.